Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

FORM 51-102F1

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and six months ended June 30, 2013. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2013 and 2012, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2012, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is August 13, 2013. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 21 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013

Financial and Operating Highlights:	Q2 2013	H1 2013	(1)
Cash flow from operations (2) (4)	$5,587,251	$14,399,439
Cash flow from operations (2) (4) per share	$0.05	$0.13
Cash operating cost per silver equivalent ounce sold (3) (4)	$7.80	$7.74
All-in sustaining cash cost per silver equivalent ounce sold (4)	$13.26	$14.56

Revenues	$13,028,258	$28,357,900
Net earnings	$2,866,080	$8,868,354
Net earnings per share	$0.03	$0.08

Tonnes mined	1,195,400	2,553,488
Waste / ore ratio	2.52	3.28

Tonnes crushed and loaded on pad	307,091	566,688
Average ore tonnes crushed per day	3,375	3,131

Average silver ore grade (gpt) loaded on pad	65.99	64.34
Average gold ore grade (gpt) loaded on pad	1.48	1.51

Silver ounces produced	194,022	347,503
Gold ounces produced (4)	7,463	14,688

Silver ounces sold	181,398	338,486
Gold ounces sold	7,375	14,745

(1) H1, 2013, refers to the six month period ended June 30, 2013.

(2) Cash flow from operations before changes in working capital items.

(3) Silver equivalent ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

(4) These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (Refer to NON-IFRS Performance Measures section for calculation details).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

HIGHLIGHTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013 (continued)

Results for Q2, tracked well to budget. For the first six months of 2013, silver production was 347,503 ounces (11% above budget) and gold production was 14,688 ounces (11% below budget). Based on continually exceeding forecasted silver ounces produced each month, the Company increased the annual silver production guidance from 625,000 ounces to 675,000 ounces. SilverCrest maintains the annual gold production guidance of 33,000 ounces for 2013.

Management has responded to the recent sharp decline in metal prices by re-enforcing ongoing disciplined cost and capital reduction measures to maintain 2013 cash cost at or below guidance of $8.50 per silver equivalent (H1 2013 - $7.74) ounce, enabling the Company to complete all major capital expenditures associated with the Santa Elena Expansion. Cash and cash equivalents totalled $29.6 million and working capital was $41.6 million at June 30, 2013. SilverCrest’s overall financial position has been strengthened by securing a $40 million corporate credit facility with The Bank of Nova Scotia (refer to Subsequent Events section) which will free up cash flow to enable the Company to pursue other corporate opportunities for growth.

Other Second Quarter highlights

•
Santa Elena Expansion - As of June 30, 2013, approximately 65% of the budgeted 2013 capital cost of $65.2M has been committed. The Santa Elena Expansion is currently on time and budget with scheduled mill start up in January 2014.

•
Approximately 2,000 metres of underground development have been completed (project to date), including a crosscut on the 625 metre level that has intersected and exposed the deposit where the exploration model projected its location. A crosscut (hanging wall to footwall) to expose the ore body has been completed, showing a mineralized true thickness of 13 metres with a chip - channel sampling grade (uncut) of 3.4 gpt Au and 718.8 gpt Ag, which is consistent with the Reserve model. Development has been driven on the footwall contact of mineralization for an estimated 70 metres in preparation for 2014 production. Muck and chip samples from development in mineralization have graded up to 11.1 gpt Au and 2,690 gpt Ag. Approximately 5,000 tonnes of ore development material was crushed in July and delivered to the leach pad for partial metal recovery, with anticipated reprocessing through the new process facility, once completed.

•
In May 2013, significant water was encountered underground while doing ore development on the 625 metre level. Pumping volumes to date are manageable, with mine development continuing. A hydrology study has been implemented to assess potential long-term water volumes, which may be considered an asset for desert operating conditions.

•
On-site construction of the 3,000 tonne-per-day (“tpd”) mill is well advanced with earthworks complete, concrete for major foundations poured, and CCD tank and thickener construction near completion. Major equipment has been delivered to site, including new cone crushers and generators (refer to www.silvercrestmines.com for construction photos).

•
SilverCrest completed all drilling required to define and expand the Resources and Reserves and was extremely pleased with the revised numbers announced in a news release on May 29, 2013. The updated Probable Reserves (underground, open pit and leach pad) are estimated at 8.2 million tonnes grading 74.9 gpt Ag and 1.24 gpt Au containing 19.7 million ounces of silver and 327,430 ounces of gold, representing a 103% increase in contained silver and 50% increase in contained gold over previous Probable Reserves stated in January 2012. Updated Indicated Resources (exclusive of Probable Reserves) are estimated at 2.1 million tonnes grading 114.9 gpt Ag and 1.69 gpt Au, containing 7.9 million ounce of silver and 116,000 ounces of gold, representing a 127%  increase in contained silver and a 99% increase in contained gold over previous Indicated Resources stated in January 2012. The Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update was filed on July 25, 2013 (refer to Santa Elena Expansion Project section).

•
Several drill holes that are not included in the Santa Elena Expansion Pre-Feasibility Study (Resources and Reserves) have yet to be released. These holes represent potential for further expansion of resources and will be reported when compilation is completed.

•
A new property (“San Juan”), acquired (100%) at minimal cost, is located approximately 25 kilometres from the Santa Elena Mine. The San Juan Mine was a past producer with reported silver grades over 1 kilogram per tonne. This property is being evaluated for initial drilling in 2013.  Mapping and surface sampling results to date show a mineralized system over 3 kilometres along strike, with multiple near surface silver-gold targets.

•
La Joya Project - SilverCrest exercised the option to acquire a 100% interest in the nine La Joya West concessions which comprise approximately 529 hectares located 75 kilometres southeast of the city of Durango, Mexico.  The Company exercised the option by making a final payment of $2.5 million to the concession owners; one-half paid in cash and one-half paid by issuing a total of 615,776 common shares of the Company at an issue price of CAD$2.06 per share (totalling CAD$1,268,500 or $1.25 million).  The shares were issued on May 24, 2013 and both the shares and cash are being held pending verification of title registration in Mexico. The concession owners retain a 2% net smelter return (“NSR”) royalty from mineral production on the property covered by the concessions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

HIGHLIGHTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013 (continued)

The nine La Joya West concessions contain the large La Joya silver-copper-gold resource as well as the Coloradito tungsten-molybdenum deposit. Exercise of the option is consistent with SilverCrest’s ongoing strategy of acquiring 100% ownership in its projects once substantial shareholder value has been created at minimal financial risk. SilverCrest has commenced a Preliminary Economic Assessment (PEA) to determine the broad economic parameters for potential development of a higher grade starter pit utilizing a conventional processing facility.

•
Corporate - SilverCrest announced the results of its Annual General Meeting of Shareholders (“AGM”) held Tuesday June 11, 2013, in Vancouver, B.C. Shareholders voted in favour of all items of business, as follows;

o	the election of each director nominee – J. Scott Drever, Ross O. Glanville, Barney Magnusson, George W. Sanders, Graham C.Thody,

o	the Company’s Stock Option Plan,

o	the implementation of an Advance Notice Policy for the nomination of directors,

o	to re-appoint Davidson & Company, Charted Accountants, as auditor of the Company.

•
At the Board of Directors meeting following the AGM, Mr. J. Scott Drever, Chairman and President of the Company, was appointed as Chairman and Chief Executive Officer of the Company.  Mr. N. Eric Fier was appointed President as well as Chief Operating Officer, and was also appointed to the Board of Directors of the Company. The appointment of Eric Fier as President and Chief Operating Officer resulted from extensive discussions among the Directors and management as to how the succession of leadership of the executive management can transition as SilverCrest continues to grow and expand. Mr. Fier is most deserving and more than capable of assuming the duties and responsibilities of the office of President, and will have the full support of the Board, management, employees and staff as he assumes his new duties and implements the corporate strategies for growth.

•
Graham Thody was re-appointed Chair of the Audit Committee; George W. Sanders was re-appointed Chair of the Corporate Governance and Nominating Committee and Ross. O. Glanville was re-appointed Chair of the Compensation Committee.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX VENTURE: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is currently a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost for the open pit heap leach phase of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the current 2,500 tpd facility should recover approximately 675,000 ounces of silver and 33,000 ounces of gold in 2013.

On July 25, 2013, the Company released the Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant. The report shows increases in ounces sold at Santa Elena to an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over an additional 8-year mine life. The estimated life of mine cash cost is $11 per ounce of silver equivalent. The Technical Report confirms SilverCrest’s expectations that the transition from the current open pit heap leach operation to a conventional mill and underground operation represents a very attractive project with robust economics even at current reduced metal prices (refer to Santa Elena Expansion Project section).

The La Joya Property, located approximately 75 kilometres southeast of the city of Durango, Mexico, is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has options to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,642 hectares at a total cost of $4.18 million ($3.0 million incurred) and subject to a 2% NSR royalty from production of minerals. The remaining 3 contiguous mineral concessions encompass a total of approximately 9,014 hectares, and were staked directly by the Company. The Company’s other active mineral property is the Cruz de Mayo Project (Mexico). In addition, the Company retains the rights to the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings and is now classified as a “producing issuer” under NI 43-101 as having gross revenue of at least $30 million in its last fiscal year and at least $90 million in aggregate in its last three fiscal years.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

OUTLOOK

SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine and complete the construction of the new 3,000 tpd mill facility on schedule and on budget. The Company will also advance the large silver, copper, gold deposit at the La Joya Property by completing a Preliminary Economic Assessment (“PEA”). Depending on the results of the PEA, further evaluation and infill drilling of the resources area may be completed in late 2013. Other exploration targets in its vicinity of La Joya are under review.

Santa Elena Open Pit Production Targets

•
Meet estimated 2013 production guidance of 675,000 (increased from 625,000) ounces of silver and 33,000 ounces of gold for an aggregate of 2.49 million ounces of silver equivalent, Ag:Au 55:1 (6 months; 347,503 silver ounces, 14,688 gold ounces and 1.22 million ounces of silver equivalent, Ag:Au 59.5:1).

•	Achieve estimated 2013 direct operating costs of $20.7 million (6 months; $10.85 million incurred).

•	Maintain estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1). (6 months; $7.74 per ounce silver equivalent, Ag:Au 59.5:1).

•	Limit estimated operational sustaining capital expenditure to $1.0 million. (6 months; $0.6 million incurred).

Santa Elena Expansion Project Targets

•
Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget - Budget for 2013 is $53.2 million. (6 months; $34.2 million committed, of which $18.6 million incurred).

•
Complete underground decline development of main ramp to 1,500 metres to enable physical access to ore underground for direct mill feed in H2, 2014 - Budget for 2013 is $7.8 million. (6 months; $1.9 million incurred).

La Joya Project Targets

•	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit. (Commenced January 2013 with anticipated completion in Q3 2013).

•
Complete Phase III revised drilling program of approximately 40 holes: core (30) and reverse circulation (10) drill holes for in-fill and expansion of current resources. Budget for 2013 is $6 million. (Phase III drill program has been postponed until 2014 – La Joya Exploration budget reduced to $1.5 million, 6 months; $0.8 million incurred).

•
Complete final staged payments of approximately $4.0 million under the La Joya agreements to acquire 100% of the 12 mineral concessions under option. The final payments can be made by a combination of cash and shares. (6 months; La Joya West 9 concessions for $2.5 million – ratio 50% cash/50% shares).

•	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets, which are adjacent to the Main Mineralized Trend (“MMT”). (Ongoing additional detailed mapping and sampling for H2 2013)

•	Explore newly defined geophysical targets, La Paloma and El Pino, within the current land position. (Subsequent to Q2, 4 RVC drill holes were completed at La Paloma with results pending).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Adequate financing and investor support.

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the new $40 million corporate credit facility with the Bank of Nova Scotia, SilverCrest expects to meet its Santa Elena Expansion financial commitments and pursue other corporate opportunities for growth going forward.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, realized prices for silver and gold ounces sold, currency exchange rates, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

RESULTS OF OPERATIONS

	Three months ended		Six months ended
For the periods ended June 30,	2013	2012	2013	2012
Revenues
Silver revenue	$3,905,836	$3,588,568	$8,578,822	$8,288,038
Gold revenue - cash basis	8,568,949	9,012,344	18,672,414	22,089,565
	12,474,785	12,600,912	27,251,236	30,377,603
Gold revenue - non cash
- adjustment to market spot price (1)	-	2,729,657	-	3,817,888
- amortization of deferred revenue	553,473	651,462	1,106,664	1,386,110
Revenues reported	13,028,258	15,982,031	28,357,900	35,581,601
Cost of sales	5,047,895	4,420,287	9,416,414	8,911,418
Depletion, depreciation and accretion	1,704,025	1,496,297	3,143,992	2,980,138
Mine operating earnings	6,276,338	10,065,447	15,797,494	23,690,045

Income (expenses)
General and administrative expenses	(1,599,892)	(1,219,878)	(2,940,819)	(2,392,075)
Share-based compensation	(560,746)	(216,226)	(1,314,537)	(547,365)
Foreign exchange gain (loss)	761,121	(288,246)	1,249,694	(46,925)
Interest income	49,259	67,224	128,521	142,917
Gain (loss) on derivative instruments (1)	-	2,360,561	-	(282,196)
	(1,350,258)	703,435	(2,877,141)	(3,125,644)
Earnings before taxes	4,926,080	10,768,882	12,920,353	20,564,401

Taxes
Current income tax expense	(617,000)	(952,000)	(2,717,000)	(4,677,000)
Deferred tax expense	(1,443,000)	(291,000)	(1,335,000)	(291,000)
Net earnings	2,866,080	9,525,882	8,868,353	15,596,401

Other comprehensive (loss) earnings
Exchange loss on translation to US Dollars	(1,126,190)	(360,236)	(2,004,389)	(87,415)

Comprehensive earnings for the period	$1,739,890	$9,165,646	6,863,964	$15,508,986

Weighted average number of common shares outstanding	108,865,828	89,736,379	107,700,562	88,794,732
Earnings per common share - basic	$0.03	$0.11	0.08	$0.18
Earnings per common share - diluted	$0.03	$0.10	0.08	$0.17

(1)	The Macquarie Bank Limited (“MBL”) Hedge Facility was fully repaid in fiscal 2012, resulting in elimination of this non cash adjustment.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

RESULTS OF OPERATIONS (continued)

Comparison of the three months ended June 30, 2013 to June 30, 2012

Net earnings were $2,866,080 ($0.03 per share basic) for the second quarter compared with $9,525,882 ($0.11 per share basic) in 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower gold sales, lower average realized prices and absence of marked-to-market derivative impact from Hedge Facility deliveries.

Silver and gold revenues totalled $13,028,258 (2012 - $15,982,031) in the second quarter, which includes $12,474,785 (2012 - $12,600,912) received on a cash basis.

Silver sales were a quarterly record of 181,398 ounces (2012 – 124,739), 45% higher than the same period in 2012. The average realized price was 24% lower at $22 (2012 - $29) per ounce.

Gold sales were 7,375 ounces (2012 – 8,679) or 15% below 2012. The Company sold 5,900 (2012 – 2,733) ounces of gold at an average realized price of $1,365 (2012 -$1,650) per ounce, a 17% decline in realized price.  The Company delivered 1,475 gold ounces (2012 – 1,736) under the Sandstorm Gold Ltd. (“Sandstorm”) Purchase Agreement at $350 per ounce and, as the MBL Hedge Facility was settled in 2012, there were no gold ounce (2012 – 4,210) deliveries at $926.50 per ounce.

Cost of sales amounted to $5,047,895 (2012 - $4,420,287). Cash cost per silver equivalent ounce sold amounted to $7.80, Ag:Au 63.2:1 (2012 - $6.94, Ag:Au 59.0:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Ag:Au 55:1). The increase in cash cost per silver equivalent ounce sold is driven generally by higher operating costs with increases in mining contractor costs, higher crusher operating costs from increases in operating time, and salary increases for mine site personnel. The overall cash cost per silver equivalent ounce increased, despite a decrease of approximately $0.25 per silver equivalent ounce attributed to a higher gold to silver price ratio during the second quarter compared with the same quarter in 2012.

General and administrative expenses increased by 31% to $1,599,892 (2012 - $1,219,878) primarily due to an increase in remuneration, regulatory and Mexico corporate expenses. Remuneration increased to $503,137 (2012 - $386,844) with the addition of new corporate personnel and increased compensation for management and other employees effective January, 2013. Regulatory fees and expenses increased to $77,819 (2012 - $21,996), with additional fees relating to Ontario Securities Commission, TSX-V and NYSE MKT. SilverCrest commenced trading on the NYSE MKT in August 2012. Mexico corporate expenses increased to $231,890 (2012 - $177,128), and were related to an increase in professional activities.

Share-based compensation increased to $560,746 (2012 - $216,226) with the vesting of a greater number of stock options. There were no stock options granted during the second quarter.

Current income tax expense increased by $617,000 (2012 – $952,000) in the second quarter, which relates to the estimate of tax payable from Santa Elena operations. Deferred tax expense amounted to $1,443,000 (2012 - $291,000), primarily from recognizing an income tax deduction on Santa Elena exploration drilling and related costs and a reduction in the Mexican tax basis compared with the carrying book value from the strengthening of the US Dollar at the quarter end. The Company’s Mexican tax basis was converted at US$1.00 = 12.344 at March 31, 2013 and US$1.00 = 13.193 at June 30, 2013.

Exchange loss on translation to US Dollars amounted to $1,126,190 (2012 – $360,236) due to the weakening in the second quarter of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$1.0156 at March 31, 2013 and US$1.00 = CAD$1.0512 at June 30, 2013.

Comparison of the six months ended June 30, 2013 to June 30, 2012

Net earnings were $8,868,354 ($0.08 per share basic) for H1 2013, compared with $15,596,401 ($0.18 per share basic) in H1 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower gold sales, lower average realized prices and absence of marked-to-market derivative impact from Hedge Facility deliveries.

Silver and gold revenues totalled $28,357,900 (2012 – $35,581,601) for the first half of 2013, which includes $27,251,236 (2012 - $30,377,603) received on a cash basis.

SilverCrest sold 338,486 ounces of silver (2012 – 264,510), 28% higher than during the same period in 2012. The average realized price was 19% lower at $25 (2012 - $31) per ounce.

SilverCrest sold 14,745 ounces of gold (2012 – 18,467), 20% lower than during the same period in 2012. The Company sold 11,796 (2012 – 9,205) ounces of gold at an average realized price of $1,495 (2012 - $1,700) per ounce, a 12% decline in realized price. The Company delivered 2,949 gold ounces (2012 – 3,693) to Sandstorm at $350 per ounce, and, as the MBL Hedge Facility was settled in 2012, there were no gold ounce (2012 – 5,569) deliveries at $926.50 per ounce.

Cost of sales amounted to $9,416,414 (2012 - $8,911,418). Cash cost per silver equivalent ounce sold amounted to $7.74, Ag:Au 59.5:1 (2012 - $6.97, (Ag:Au 54.9:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Ag:Au 55:1). (Refer to NON-IFRS Performance Measures section). General and administrative expenses increased by 23% to $2,940,819 (2012 - $2,392,075). The primary drivers for both of these increases are essentially the same as those explained above in the three month comparison.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

KEY FINANCIAL PERFORMANCE INDICATORS (continued)

Share-based compensation increased to $1,314,537 (2012 - $547,365) with the vesting of a greater number of stock options. SilverCrest, for the six month period, has granted 350,000 (2012 – Nil) incentive stock options with a weighted average fair value per stock option granted of CAD$1.44 (2012 – CAD$ Nil).

Current income tax expense amounted to $2,717,000 (2012 – $4,677,000), which relates to the estimate of tax payable at June 30, 2013, from Santa Elena operations. SilverCrest has prepaid $1,854,000 by offset of Mexican value added tax receivable. Deferred tax expense amounted to $1,335,000 (2012 - $291,000), primarily from recognizing an income tax deduction on Santa Elena exploration drilling and related costs and the resulting differences between the financial statement carrying amounts and the respective Mexican tax bases.

Exchange loss on translation to US Dollars amounted to $2,004,389 (2012 – $87,415), due to the weakening of the Canadian dollar against the US dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$0.9949 at December 31, 2012, and US$1.00 = CAD$1.0512 at June 30, 2013.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Revenues	13,028,258	15,329,642	18,243,732	16,694,752	15,982,031	19,599,570	18,258,349	15,055,514
Mine Operating earnings	6,276,338	9,521,156	11,602,694	10,988,623	10,065,447	13,624,598	12,965,279	10,286,196
Net earningsfor the period (1)	2,866,080	6,002,274	13,616,026	1,263,317	9,525,881	6,070,520	9,863,459	2,220,524
Comprehensive earnings for the period (2)	1,739,890	5,124,077	13,315,128	2,213,155	9,165,644	6,343,340	10,383,655	81,856
EPS
Basic	0.03	0.06	0.14	0.01	0.11	0.07	0.11	0.03
Diluted	0.03	0.05	0.13	0.01	0.11	0.07	0.11	0.03
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	134,155,949	130,504,099	122,071,089	101,245,107	92,667,187	90,466,528	76,678,537	77,608,824
Total debt (4)	-	-	-	-	-	-	-	6,339,812
Total derivative instruments (5)	-	-	-	24,824,172	20,328,516	25,418,733	23,864,207	33,321,322
Tax liabilities (6)	2,960,000	1,517,000	1,625,000	5,039,388	2,361,000	5,074,000	1,349,000	-
Other liabilities	15,188,742	16,556,388	16,541,928	16,330,484	17,315,150	16,693,145	17,260,252	15,531,852

(1)
Net and comprehensive earnings have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense and foreign exchange gain (loss) on translation to US dollars.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.

(3)
Total assets have increased significantly over the last number of quarters, with strong growth in SilverCrest’s cash and short term investments position, capital investment for the Santa Elena Expansion Project, and exploration expenditures at La Joya and Cruz de Mayo projects.

(4)	The Project Loan with MBL was retired during fiscal 2011, with repayments of $12.5 million from operating cash flows.

(5)
The derivative instruments (hedging contracts), which were a requirement of the Project Loan with MBL, were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price which continues to fluctuate. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedge Facility for $23,254,800 in cash.

(6)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax bases.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA OPEN PIT MINE

Operating Statistics	H1 2013	Q2 2013	Q1 2013
Tonnes ore	596,982	339,256	257,726
Tonnes waste	1,956,506	856,144	1,100,362
Tonnes mined	2,553,488	1,195,400	1,358,088
Waste / ore ratio (1)	3.28	2.52	4.27

Tonnes crushed and loaded on pad	566,688	307,091	259,597
Average ore tonnes crushed per day	3,131	3,375	2,884
Average silver ore grade (gpt) loaded on pad	64.34	65.99	62.38
Average gold ore grade (gpt) loaded on pad	1.51	1.48	1.55

Contained silver ounces delivered to the pad	1,172,186	651,572	520,614
Contained gold ounces delivered to the pad	27,550	14,612	12,938

Silver ounces produced	347,503	194,022	153,481
Silver ounces sold	338,486	181,398	157,088

Gold ounces produced	14,688	7,463	7,225
Gold ounces sold	14,745	7,375	7,370
Ounces delivered to spot market	11,796	5,900	5,896
Ounces delivered to Sandstorm	2,949	1,475	1,474

Silver equivalent ounces produced (2)	1,222,351	665,684	556,667
Silver equivalent ounces sold (2)	1,215,884	647,504	568,380
Ag: Au ratio (2)	59.5:1	63.2:1	55.8:1

(1)	Average strip ratio for 2013 is projected at 2.7:1. Q1 2013 strip ratio of 4.27:1 was higher than projected due to accelerating waste removal.

(2)
Silver equivalent ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

Production results for Q2, tracked well to budget. Strip ratio of 2.52:1 for Q2, was below annual projection of 2.7:1 for 2013. For the remainder of 2013 the strip ratio is expected to be around 2.2:1. The crusher throughput averaged 3,131 tpd for H1 2013, compared to the plan of 2,500 tpd, due to increased operating hours. Silver and gold grades of ore loaded on the pad were consistent with plan.

Lower gold production in Q2, 2013 has been attributed to several factors. As a result of the increasing height of the materials on the leach pad, gold bearing solutions from higher grade material recently placed on the pads are taking longer to reach the Merrill Crowe (MC) recovery plant. In May and June of 2013, the zinc feeder in the MC plant experienced mechanical problems which reduced gold recovery from solutions. This problem has been rectified with increased gold recoveries from solution anticipated in Q3. Also, metal impurities in the solution (mainly copper) have increased gradually since mine start up, the effect of which is to displace gold in solution resulting in slower gold recoveries. Methods to remove the accumulation of impurities from the solutions are being examined to restore higher and quicker recovery rates for gold.

For the first six months of 2013, silver production was 347,503 ounces (11% above budget) and gold production was 14,688 ounces (11% below budget). Based on continually exceeding forecasted silver ounces produced each month, the Company increased the annual silver production guidance from 625,000 ounces to 675,000 ounces. SilverCrest maintains the annual gold production guidance of 33,000 ounces for 2013.

SANTA ELENA EXPANSION PROJECT

On May 29, 2013, SilverCrest announced updated Reserve and Resource estimations for the Santa Elena Mine with details summarized in the table below. The Company was extremely pleased with the significant increase in Reserves which has clearly defined processing feed for the new 3,000 tpd mill and processing facility. SilverCrest has yet to define the limits of the Main Mineralized Zone and has only begun to explore the newly discovered high grade El Cholugo and El Cholugo Dos zones.

SANTA ELENA UPDATED RESERVES AND RESOURCES (April 30, 2013)

Classification1	Tonnes	Au gpt	Ag gpt	Au oz	Ag oz
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES2
PROBABLE	3,920,510	1.57	108.1	198,170	13,624,640
SANTA ELENA OPEN PIT RESERVES3
PROBABLE	1,426,710	1.52	66.8	69,830	3,062,200
SANTA ELENA LEACH PAD RESERVES4
PROBABLE	2,844,530	0.65	33.3	59,420	3,048,200
TOTAL RESERVES	8,191,760	1.24	74.9	327,430	19,735,050
SANTA ELENA UNDERGROUND RESOURCES5
INDICATED	2,142,820	1.69	114.9	116,000	7,919,000
INFERRED	1,489,750	1.50	155.6	72,000	7,453,000

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA EXPANSION PROJECT (continued)

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on 3 year historic metal price trends of $28/oz silver, $1450/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag, with a metal ratio of Ag:Au at 70:1 used for grade cutoff determination . All Mineral Resources and Reserves conform to NI 43-101, 43-101CP, and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

1 Open Pit and Leach Pad Probable Reserves were classified by SilverCrest.  Underground Reserves and Resources were classified by EBA, a Tetra Tech Company.
2 Underground Probable Reserve is based on a cutoff grade of 1.47 gpt AuEq with an average 10% dilution and 90% mine recovery.  Average true thickness of the designed stopes is 13.4 metres.
3 Open Pit Reserve is based on a cutoff grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.
4 Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 gpt AuEq. No capping was applied.
5 Underground Resources are exclusive of Probable Reserves and based on 1 gpt AuEq grade shell, a cutoff grade of 1.4 gpt AuEq, and applied capping of 12 gpt Au and 600 gpt Ag.

On July 25, 2013, the Company filed the Santa Elena Expansion Pre-Feasibility Study (“PFS”) and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that included the included the updated Reserves and Resources noted above and involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant.

Starting January 1, 2014, the mine life is scheduled for an additional 8 years, at a nominal milling rate of 3,000 tpd. The mine schedule is based on mining long hole stopes (69% by reserve volume) early in the mine life at attractive lower costs with higher cost cut and fill stopes (31% by reserve volume) being mined towards the end of the mine schedule. The average width of proposed stopes is 13.4 metres which is advantageous for lower cost bulk mining methods. SilverCrest envisions a blending strategy during operations at variable rates for mill feed to achieve optimum throughput. A summary of the mine and production schedule is presented below with the proposed initial blending strategy. The report increases sold ounces at Santa Elena to an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the additional 8-year mine life.

Aspect of operations	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total Life of Mine
Total Tonnes Underground		127,707	392,412	535,520	646,088	708,359	684,604	580,407	245,225	3,920,322
Total Tonnes Leach Pad		335,426	615,588	472,480	361,912	299,641	323,396	427,593	8,495	2,844,531
Total Tonnes Open Pit	882,0401	544,867	-	-	-	-	-	-	-	1,426,907
Total Tonnes Processed	882,040	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	253,720	8,191,760
Total Gold Ounces Sold		36,173	39,606	29,361	27,557	27,924	53,357	37,535	11,226	262,739
Total Silver Ounces Sold		1,345,248	1,594,643	1,409,639	1,742,741	1,556,867	1,951,279	1,816,118	702,392	12,118,927

1 Included for Reserve declaration purposes only but not included in economic analyses for the Expansion

This plan excludes an estimated 750,000 tonnes of heap leach spent ore which will be placed on the pad in 2013 and accounted for in early 2014 as additional material for reprocessing during the mine life.

EXPANSION ECONOMIC ANALYSIS

Pre-Feasibility level economic analyses were completed for both pre-tax and post-tax. For the economic analysis, long-term consensus metal prices and exchange rate (as of April 30, 2013) used in the base case were as follows:

1. Price of gold – $1,450/ troy oz.

2. Price of silver - $28 / troy oz.

3. Closure costs of $5 million

4. The economic analyses considers SilverCrest delivering a remaining 31,000 ounces of gold (2014 and beyond) to Sandstorm at a price of $350/oz under the Sandstorm Purchase Agreement executed on May 14, 2009. It does not include the option held by Sandstorm to participate in the future underground mine production which would require payment by Sandstorm of 20% (pro-rata of gold) of the total capital costs with a subsequent increase of gold price for 20% of produced ounces to $450/oz Au.  Sandstorm may elect to participate in the expansion once SilverCrest provides a preliminary technical report that includes, amongst other items, the required capital costs associated with the transition from open pit heap leaching to a conventional mill facility and underground mine.

The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges. The financial results of the base case are stated as follows;

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA EXPANSION PROJECT (continued)

Aspects of Santa Elena Expansion Financial Analysis (Base Case)
Production
Gold Ounces Sold - post refiner credit	262,739
Silver Ounces Sold - post refiner credit	12,118,927
Revenue	$(000)
Gross Sales	$684,931
Operating Expenses
Total Operating Costs1	$282,223
Freight & Refining	$5,579
Capital Expenses
Total Capital Costs2	$87,813
Pre-Tax Cash Flow
Total Cash Flow3	$302,481
Pre-Tax Financial Results
Pre-Tax NPV, DCF @ 5%4	$243,670
Pre-tax IRR5	88%
1 Operating cost per AgEQ oz. sold varies between $9.60 and $12.60 over the life of mine.
2 Excludes sunk costs, up to April 30, 2013, closure costs and working capital.
3 Includes deductions of $5 million for closure costs and $1.8 million for working capital.
4 Includes the 2013 estimated $20 million net cash flow from operations after effective date of April 30, 2013, based on a gold price of $1,250 and a silver price of $19.50.
5 The IRR presented here do not reflect total project economics but reflect incremental project economics as they do not include sunk costs for the Santa Elena expansion prior to April 30 2013.

EXPANSION PRE-FEASIBILTY RECOMMENDATIONS

Further optimization of the mine schedule is warranted to investigate grade optimization versus stoping costs (long hole or cut and fill), potential to expand and accelerate increased underground production with a second ramp from the bottom of the pit and expand milling capacity. These optimizations will be addressed in detail after successfully announcing commercial production for the new mill facility in 2014. Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended.

Expansion Project Update

GR Engineering Services (GRES) of Brisbane, Australia has completed 95% of detailed engineering with respect to the proposed 3,000 tpd CCD processing plant.  All design engineering for the new facility is on schedule to be completed in August 2013, with a target to begin milling ore from the open pit by January 2014. The leach pad will continue to produce silver and gold during Q1 2014.

On-site construction is well underway with earthworks complete, concrete for major foundations poured, and CCD tank and thickener construction near completion. Mechanical installation has started on the thickeners, and is scheduled to be complete in early September. Certain major equipment has been delivered to site, including new cone crushers and generators.

Other equipment for the new processing plant has been ordered with committed delivery dates, and is being funded from the Company’s treasury and cash flow. The majority of the construction contracts are in place, with numerous contractors currently working safely on site (refer to commitments section).

Approximately 2,000 metres of underground development have been completed (project to date), including a crosscut on the 625 metre level that has intersected and exposed the deposit where the exploration model projected its location. A crosscut (hanging wall to footwall) to expose the ore body has been completed, showing a mineralized true thickness of 13 metres with a chip - channel sampling grade (uncut) of 3.4 gpt Au and 718.8 gpt Ag, which is consistent with the Reserve model. Development has been driven on the footwall contact of mineralization for an estimated 70 metres in preparation for 2014 production. Muck and chip samples from development in mineralization have graded up to 11.1 gpt Au and 2,690 gpt Ag. Approximately 5,000 tonnes of ore development material was crushed in July and delivered to the leach pad for partial metal recovery, with anticipated reprocessing through the new process facility, once completed.

In May 2013, significant water was encountered underground while doing ore development on the 625 metre level. Pumping volumes to date are manageable with mine development continuing. A hydrology study has been implemented to assess potential long-term water volumes, which may be considered an asset for desert operating conditions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA EXPANSION PROJECT (continued)

The underground decline ramp is approximately 1,500 metres in length. The 4.5 x 4.0 metre decline ramp will provide access to underground reserves, with an anticipated initial production rate of 1,000 tonnes per day starting in the second half of 2014 and ramping up to 1,500 tonnes per day by year end. Approximately 140 metres of ore development have been completed in preparation for initial stope mining in 2014.

In July, Obras Mineras y Tiros del Centro, S.A. de C.V. (“OMT”) of Aguascalientes, Mexico, was chosen as the new underground mine contractor for Santa Elena Mine under a proposed 3 year agreement. The Company anticipates start up by OMT in Q3 2013. Underground development is on time for initial production in H2 2014.

When the new processing plant is fully operational, metal recovery from the leach pad will be discontinued. Based on the current mine schedule, approximately 4 million tonnes (June 30, 2013 – 3.1 million), grading between 0.65 gpt to 0.70 gpt Au and 33 gpt to 36 gpt Ag, of heap leached material will be available for reprocessing through the new CCD processing plant. The spent ore together with underground ore will be processed at an optimized variable blend during H2, 2014. SilverCrest is looking forward to 2014 with the commissioning of the new processing facility in Q1 2014 and the expansion of annual metals production to an estimated 3.5 million ounces of silver equivalent (55:1 Ag:Au).

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and conversion to Reserves. Infill drilling for the first production stopes is anticipated for H2 2013. Further exploration drilling is anticipated from underground, once further access is established.  Conversion of Resources to Reserves in the El Cholugo and Cholugo Dos zones is anticipated once further underground access is established by 2015.

Several drill holes that were not included in the Santa Elena Expansion Pre-Feasibility Study (Resources and Reserves) have yet to be released. These holes represent potential for further expansion of resources and will be reported when compilation is completed in Q3 2013.

For further information on Santa Elena Expansion, please refer to News Releases dated May 29, 2013, July 17, 2013 and July 25, 2013 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on Santa Elena Expansion Project.

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions, and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,642 hectares, at a total cost of $4.18 million ($3.0 million incurred) and subject to a 2% NSR royalty from production of minerals. The remaining 3 contiguous mineral concessions encompass a total of approximately 9,014 hectares, and were staked directly by the Company.

Current Updated Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)

The first category of resource is comprised of silver, gold and copper mineralization (1- Ag Cu Rich Zone), with lesser amounts of tungsten (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn). The second category is predominantly tungsten and molybdenum mineralization (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEQ Cutoff GradewGPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

EXPLORATION PROPERTIES (continued)

SilverCrest believes the 60 gpt Ag Eq cutoff portion of the deposit with an estimated tonnage of 27.9 million tonnes grading 112 gpt Ag Eq constitutes a priority area to be examined as a potential “Starter Pit” for initial conceptual operations that will be examined in the PEA. The PEA started in January 2013, with completion expected in the second half of 2013.  The La Joya Property has excellent potential for additional resources with the deposits being open in most directions. Further infill and expansion drilling is recommended to increase and convert resources from Inferred to Indicated.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26.100% metallurgical recovery is incorporated until further information is available.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry) which may add secondary value as a result of increased metal content.

Initial metallurgical test work as reported in the La Joya Technical Report suggests that the La Joya resources may be amenable to conventional flotation and produce an attractive high grade copper concentrate with high grade silver and gold credits. Significant additional metallurgical test work is currently being completed by an independent qualified lab to confirm flotation amenability and fully determine recoveries and copper concentrate specifications for marketing purposes. The nearby Sabinas Mine (Penoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tpd and shipping copper concentrate to copper smelters.

The Technical Report was prepared by EBA Engineering Consultants Ltd., a Tetra Tech Company (“EBA”), and was co-authored by James Barr, P.Geo, consultant with EBA, and Ting Lu, P.Eng, consultant of Tetra Tech (Wardrop Engineering) and adheres to the disclosure requirements of NI 43-101. There have been no previous resources reported for La Joya.

For further information, please refer to News Release dated January 13, 2013 and March 28, 2013, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on La Joya.

CRUD DE MAYO PROJECT – Mexico

The Cruz de Mayo Project consists of two mineral concessions (known as the Cruz de Mayo 2 concession and the El Gueriguito concession), comprising a total of 452 hectares located approximately 35 kilometres in a direct line from the Santa Elena Mine and approximately 150 kilometres by paved road.  Pursuant to the Santa Elena Expansion Project, the Cruz de Mayo silver mineralization is intended to be shipped to the Santa Elena proposed processing facility near the end of the Santa Elena mine schedule depending on prevailing metal prices.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to NIL. Under current market conditions and country risk considerations, the Company is reviewing divesting options for this project.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CASHFLOWS

	Three months ended		Six months ended
For the periods ended June 30,	2013	2012	2013	2012

Net earnings	$2,866,080	$9,525,882	$8,868,354	$15,596,401
Items not affecting cash	2,721,171	(2,348,168)	5,531,085	3,650,236
Cash flows from operations before changes in working capital items and income taxes	5,587,251	7,177,714	14,399,439	19,246,637
Working capital items	(3,553,346)	(238,190)	(5,965,199)	(2,148,046)
Income taxes paid	(760,000)	(3,956,000)	(1,854,000)	(3,956,000)
Operating Activities	1,273,905	2,983,524	6,580,240	13,142,591

Financing Activities	25,862	-	2,674,544	2,401,092

Investing Activities	7,268,767	10,808,553	(7,568,109)	8,259,771

Impact of exchange rate changes	(89,267)	(343,182)	(237,737)	(48,147)
Net Increase in cash and cash equivalents	8,479,267	13,448,895	1,448,938	23,755,307
Cash beginning of period	21,116,720	21,496,687	28,147,049	11,190,274
Cash end of period	$29,595,987	$34,945,582	$29,595,987	$34,945,581

Operating Activities

The cash flow generated from operating activities was $1,273,905 for the quarter and $6,580,240 for the six month period in 2013, compared to $2,983,524 and 13,142,591, respectively for 2012. The decreases are primarily from lower gold sales, lower market realized spot prices (discussed in the Results of Operations section) and timing of cash received from the lot settled before the quarter end (refer to Liquidity and Capital Resources section for further discussion).

Financing Activities

SilverCrest received $25,862 (2012 - $Nil) during the quarter and $1,870,898 (2012 - $70,445) during the six months from the exercise of 25,000 (2012 – Nil) and 1,575,000 (2012 – 50,000) incentive stock options respectively.

During the six month period, the Company received $805,469 (2012 – $2,330,647) from the exercise of 510,300 (2012 – 2,552,200) warrants.

Investing Activities

SilverCrest spent $12,420,424 (2012 - $2,976,524) during the quarter and $26,463,848 (2012 - $3,921,927) during the six months, primarily on expansion costs at the Santa Elena Mine.

SilverCrest spent $464,597 (2012 - $902,822) during the quarter and $1,285,577 (2012 - $2,556,754) during the six months on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

SilverCrest’s $20,000,000 (2012 - $14,490,000) short term investments matured in June. The Company received interest income of $153,788 (2012 - $197,899) during the quarter and $181,316 (2012 - $248,452) during the six months.

Impact of exchange rate changes

As at June 30, 2013, the Company held $29.6 million (2012 - $48.2 million) in cash and cash equivalents, of which $1.4 million (2012 - $4.7 million) were denominated in Canadian Dollars and $27.7 million (2012 - $43.3 million) in US dollars.

During the six month period ended June 30, 2013, the Company’s cash and cash equivalents were negatively impacted by $237,737 (2012 – $48,147) on translation due to the weakening of the Canadian dollar against the US dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

LIQUIDITY AND CAPITAL RESOURCES

		June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	(i)	$29,595,987	$28,147,049
Short term investments	(i)	-	20,000,000
Other current assets	(i)	17,863,839	13,063,568
Non-current assets		86,696,123	60,860,472
Total Assets		134,155,949	122,071,089

Liabilities
Current liabilities	(ii)	5,896,030	6,052,942
Non-current liabilities		12,252,712	12,113,986
Total Liabilities		$18,148,742	$18,166,928
Working Capital	(i-ii)	$41,563,796	$55,157,675

ASSETS

Cash, cash equivalents and short term investments amounted to $29,595,987 (2012 - $48,147,049) a decrease of 39% since the start of the year, resulting primarily from payments of contractual commitments related to the Santa Elena Expansion Project. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies. SilverCrest’s overall financial position has been strengthened by securing a $40 million corporate credit facility with The Bank of Nova Scotia (refer to Subsequent Events section) which will free up cash flow to enable the Company to pursue other corporate opportunities for growth.

Other current assets relate primarily to inventory at the Santa Elena Mine and accounts receivable. During the six month period ended June 30, 2013, 2.69 million contained silver equivalent ounces (Ag:Au 55:1) were delivered to the leach pad with 1.16 million silver equivalent ounces extracted. Metals inventory on the leach pad not recovered in the next twelve months will be reprocessed starting in H2, 2014, with the underground ore through the new processing facility. The accounts receivable balance increased to $3,410,430 (2012 - $497,004) primarily from a gold and silver dore lot which was sold in June, but cash receipts were received in July.

Property, plant and equipment increased to $66,097,146 (2012 - $43,445,953). Sustaining capital, in-fill and exploration drilling together with Expansion Project expenditures at Santa Elena amounted to $25,868,953. The Company recorded depreciation and depletion of $3,217,760 during the six month period ended June 30, 2013. Exploration and evaluation assets increased to $14,550,972 (2012 - $11,059,062) from expenditures incurred at the La Joya ($3,458,324) and Cruz de Mayo ($33,586) projects.

Value added taxes receivable at June 30, 2013 were $6,048,005 (2012 - $6,355,457). Value added taxes receivable are taxes paid in Mexico and are due to be refunded or compensated against income taxes payable. Due to the lengthy collection process, the asset has been classified as non-current. The Company believes the balance is fully recoverable and has not provided an allowance.

LIABILITIES

Accounts payable and accrued liabilities increased to $3,250,251 (2012 - $3,576,042) mainly due to various construction and operational commitments related to the Santa Elena Mine. The Company has settled all tax liabilities relating to fiscal 2012 and made 2013 income tax prepayments totalling $1,854,000 by offset of Mexican value added taxes receivable. Deferred revenue from the delivery of 2,949 gold ounces to Sandstorm decreased to $7,843,360 (2012 - $8,950,024).

Liquidity Outlook

At current precious metals prices, SilverCrest is confident its cash and cash equivalents balance, and the cash flow expected to be generated from the operation of the Santa Elena Mine and the $40 million corporate credit facility with Scotiabank, will enable it to complete the major capital expenditures associated with the Santa Elena Expansion, planned exploration and all operating activities of the Company for the next twelve months. The significant remaining capital and exploration expenditures for 2013 include the following;

Santa Elena Mine:

•	Expansion Capital – Mill facility: $53.2 million (6 months; $34.2 million committed and $18.6 million incurred).
•	Expansion Capital – Underground Mine Development: $7.8 million (6 months; $1.9 million incurred).
•	Expansion Drilling and Pre-Feasibility Study: $3.5 million (6 months; $4.8 million incurred).
•	Sustaining Capital: $1.0 million (6 months; $0.6 million incurred).

Exploration Expenditures:

•	La Joya – drilling and PEA: $ 6.5 million (Revised to $1.5 million, 6 months; $0.8 million incurred).
•	La Joya – Property Acquisition Payment: $ 4.0 million (6 months; $2.67 million incurred, with $1.25 million by share issuance).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at June 30, 2013, SilverCrest had 108,593,205 common shares outstanding. SilverCrest also had 6,575,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 115,168,205.

At the date hereof, SilverCrest has 108,843,205 common shares outstanding. SilverCrest also has 6,325,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 115,168,205.  (Refer to subsequent events section for further details).

COMMITMENTS

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At June 30, 2013, these commitments totalled $34,214,000 ($21,364,000 paid), all of which are expected to fall due over the next 12 months. Subsequent to June 30, 2013, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totalling $2,228,000, which cumulatively amounts to $36,442,000 ($24,481,000 paid).

CONTINGENCIES

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit sharing in Mexico. The Company continues to review these amendments but currently believes it is probable that these amended labour laws will not result in a material obligation or additional profit sharing entitlements for its Mexican employees at June 30, 2013, and December 31, 2012.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2013:

a)
On July 12, 2013, SilverCrest announced it had entered into a three year $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility will reduce by $10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement. The Facility is to be used for general corporate purposes and to complete the Santa Elena Mine Expansion (“Expansion”), which will release operational cash flow for other corporate purposes. The Expansion at Santa Elena includes development of the underground mine and a new 3,000 tonnes per day processing plant. The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets. Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from either 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The availability of the Facility is subject to customary conditions precedent and qualitative and quantitative covenants and the release of existing security held by Macquarie Bank Limited. Until all security for the Facility has been registered in Mexico, the amount available under the Facility will be limited to $15 million.

b)	250,000 incentive stock options priced at CAD$1.03 per share were exercised for cash proceeds of $248,287.

c)
On July 6, 2013, the Company successfully negotiated with the surface rights owners amendments to the current valid and enforceable Land Occupation Agreement at Santa Elena. These amendments have been approved by the Company and surface rights owners and require ratification by the Agrarian Tribunal stating the settlement of the Agrarian Lawsuit. This ratification is scheduled for mid-August 2013.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2013, the Company had no off balance sheet arrangements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $140,842 (2012 - $111,405) for legal fees, which were included in professional fees to a law firm of which an officer of the Company is a partner and recognized $16,650 (2012 - $6,899) in share-based payments to this officer.

Key Management Compensation

	June 30, 2013	June 30, 2012
Salaries and short-term benefits (1)	$459,656	$397,178
Directors' fees	59,031	45,180
Share-based payments	699,293	384,588
	$1,217,980	$826,946

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $97,887 (2012 - $59,776) for technical and administrative services and recognized $28,681 (2012 – $16,291) in share-based payments to close members of the families of individuals who are part of key management personnel.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, value added taxes receivable, accounts payable and accrued liabilities. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.  Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments and value added taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. The accounts receivables balance of $3,410,430 (2012 - $497,004) is due primarily from a gold and silver dore lot which was sold in June, but cash receipts were received in July, and amounts from government agencies in Canada and Mexico.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c. Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate as they are held with large and stable financial institutions. At June 30, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At June 30, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to these consolidated financial statements, and the key areas are summarized below.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the amortization of deferred revenue; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CRITICAL ACCOUNTING ESTIMATES (continued)

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, changes in timing of activities, changes in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense (recovery) for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The adoption of these new accounting standards had no material impact on the Company’s financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold” “All-in sustaining cash costs silver equivalent ounce sold” and “Cash flows from operations before changes in working capital items”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2013	2012	2013	2012
Direct production costs	$5,410,500	$4,807,483	$10,847,763	$10,035,632
Inventory adjustment	(362,605)	(387,196)	(1,431,349)	(1,124,214)
Cost of sales	$5,047,895	$4,420,287	$9,416,414	$8,911,418

Silver ounces sold	181,398	124,739	338,486	264,510
Gold ounces sold	7,375	8,679	14,745	18,467

Ag:Au ratio (1)	63.2:1	59.0:1	59.5:1	54.9:1

EAg ounces sold (1)	647,504	637,050	1,215,884	1,278,596
Cash cost per EAg ounce sold	$7.80	$6.94	$7.74	$6.97

(1)
Silver equivalent ounces (“EAg”) consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to all-in sustaining cash costs per silver equivalent ounce sold:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2013	2012	2013	2012
Direct production costs	$5,410,500	$4,807,483	$10,847,763	$10,035,632
Inventory adjustment	(362,605)	(387,196)	(1,431,349)	(1,124,214)
Cost of sales	$5,047,895	$4,420,287	$9,416,414	$8,911,418
General and administrative expenses	1,486,504	1,219,878	2,827,430	2,392,075
Sustaining capital expenditures	199,225	587,853	607,646	708,840
Exploration costs (1)	1,849,571	1,087,774	4,854,574	1,087,774
Total all-in sustaining cash costs	$8,583,195	$7,315,792	$17,706,064	$13,100,107

EAg ounces sold (2)	647,504	637,050	1,215,884	1,278,596
All-in sustaining cash cost per EAg ounce sold	$13.26	$11.48	$14.56	$10.25

(1)	Exploration costs include 100% of costs of the Santa Elena Reserve & Resource definition drilling program and PFS study.

The following table provides a reconciliation of cash provided by operating activities per the consolidated financial statements to cash flows from operations before working capital items:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2013	2012	2013	2012
Cash provided by operating activities	$1,273,905	$2,983,523	$6,580,240	$13,142,591
Income taxes paid	760,000	3,956,000	1,854,000	3,956,000
Change in non-cash working capital items	3,553,346	238,190	5,965,199	2,148,046
Cash flows before changes in working capital items	$5,587,251	$7,177,713	$14,399,439	$19,246,637
Weighted average number of common shares outstanding	108,865,828	89,736,379	107,700,562	88,794,732
Cash per common share	$0.05	$0.08	$0.13	$0.22

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 3, 2013.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013	TSX.V:SVL NYSE MKT: SVLC

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no material change in the Company’s internal control over financial reporting during the second quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).